Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 18, 2017

VIA COURIER AND EDGAR

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             WideOpenWest, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 15, 2017
File No. 333-216894

Dear Mr. Spirgel:

On behalf of our client WideOpenWest, Inc., a Delaware corporation (the “Company” or “WOW”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, the Company will submit for filing with the Securities and Exchange Commission (the “Commission”), on or about May 19, 2017, Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company, originally filed on March 23, 2017, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on April 25, 2017, Amendment No. 2. to the Registration Statement on Form S-1 of the Company, filed on May 8, 2017 and Amendment No. 3 to the Registration Statement on Form S-1 of the Company, filed on May 15, 2017 (the “Registration Statement”).

Amendment No. 4 will reflect certain revisions to the Registration Statement in response to comments conveyed to the Company telephonically by the staff of the Commission (the “Staff”) on May 16, 2017. In addition, Amendment No. 4 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below summarize the Staff’s telephonic comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Amendment No. 4. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

Operating Expenses (Excluding Depreciation and Amortization), page 64

1.             Staff’s comment: The Staff acknowledged the Company’s response to prior Comment #6 and noted that the Company’s disclosure should be expanded to further address the usefulness to investors of its Incremental contribution metric and to further update the related disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly as follows:

(a) The following paragraph has been revised on pages iii, 64, 70 and 77 to provide additional disclosure, as follows:

Incremental contribution is included herein because we believe that it is a key metric used by our management to assess the financial performance of the business by showing how the relative relationship of the various components of subscription services contributes to our overall consolidated historical results. Our management further believes that it provides useful information to investors in evaluating our financial condition and results of operations because the additional detail illustrates how an incremental dollar of revenue, by particular service type, generates cash, before any unallocated costs are considered, which we believe is a key component of our overall strategy and important for understanding what drives our cash flow position relative to our historical results.  We believe that when evaluating our business, investors apply varying degrees of importance to the different types of subscription revenue we generate and providing supplemental detail on these services, as well as third party costs associated with each service, is useful to investors because it allows investors to better evaluate these aspects of our performance. ~~We define incremental contribution~~ Incremental contribution is defined by WOW! as the components of subscription revenue, less costs directly incurred from third parties in connection with the provision of such services to our customers.

(b) The incremental contribution and incremental contribution margin tables for HSD, Video and Telephony have been revised to be as follows,  removing the references to incremental contribution margin, in each instance in which the tables appear in the Registration Statement:

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
HSD subscription revenue	$96.9	$90.8	$6.1	7%
HSD expenses(1)	3.3	3.5	(0.2)	(6)%
HSD incremental contribution	$93.6	$87.3	$6.3

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
Video subscription revenue	$128.7	$134.8	$(6.1)	(5)%
Video expenses(2)	88.8	90.8	(2.0)	(2)%
Video incremental contribution	$39.9	$44.0	$(4.1)

	Three Months Ended March 31,		Change
	2017	2016	$	%
	(in millions)
Telephony subscription revenue	$34.9	$40.7	$(5.8)	(14)%
Telephony expenses(3)	3.3	4.3	(1.0)	(23)%
Telephony incremental contribution	$31.6	$36.4	$(4.8)

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
HSD subscription revenue	$373.1	$351.9	$21.2	6%
HSD expenses(1)	14.6	13.1	1.5	11%
HSD incremental contribution	$358.5	$338.8	$19.7

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Video subscription revenue	$547.1	$547.4	$(0.3)	*
Video expenses(2)	358.4	374.1	(15.7)	(4)%
Video incremental contribution	$188.7	$173.3	$15.4

	Year Ended December 31,		Change
	2016	2015	$	%
	(in millions)
Telephony subscription revenue	$155.2	$187.7	$(32.5)	(17)%
Telephony expenses(3)	17.0	22.7	(5.7)	(25)%
Telephony incremental contribution	$138.2	$165.0	$(26.8)

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
HSD subscription revenue	$351.9	$353.4	$(1.5)	*
HSD expenses(1)	13.1	13.2	(0.1)	*
HSD incremental contribution	$338.8	$340.2	$(1.6)

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Video subscription revenue	$547.4	$557.1	$(9.7)	(2)%
Video expenses(2)	374.1	391.3	(17.2)	(4)%
Video incremental contribution	$173.3	$165.8	$(7.4)

	Year Ended December 31,		Change
	2015	2014	$	%
	(in millions)
Telephony subscription revenue	$187.7	$223.5	$(35.8)	(16)%
Telephony expenses(3)	22.7	26.7	(4.0)	(1)%
Telephony incremental contribution	$165.0	$196.8	$(31.8)

* Not meaningful.

(c) The Company has revised the Registration Statement to include the below reconciliations of the non-GAAP measure, incremental contribution, to start with the most comparable GAAP financial measure, Income from Operations, while giving greater prominence to the GAAP measure, for each of the periods included in the Registration Statement:

The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the period ended March 31, 2017 and March 31, 2016:

	Three months ended March 31,
(in millions)	2017	2016
Income from operations	$59.1	$58.9

Revenue (excluding subscription revenue)	(39.5)	(36.0)
Other non-allocated operating expense (excluding depreciation and amortization) (1)	64.4	65.9
Selling, general and administrative (1)	30.3	26.0
Depreciation and amortization (1)	50.3	52.5
Management fee to related party (1)	0.5	0.4
	$165.1	$167.7

HSD incremental contribution	93.6	87.3
Video incremental contribution	39.9	44.0
Telephony incremental contribution	31.6	36.4
Total incremental contribution	$165.1	$167.7

(1) Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

* * * * *

The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the years ended December 31, 2016 and December 31, 2015:

	December 31,
(in millions)	2016	2015
Income from operations	$243.6	$204.9

Revenue (excluding subscription revenue)	(161.6)	(130.1)
Other non-allocated operating expense (excluding depreciation and amortization) (1)	278.3	268.7
Selling, general and administrative (1)	116.4	110.6
Depreciation and amortization (1)	207.0	221.1
Management fee to related party (1)	1.7	1.9
	$685.4	$677.1

HSD incremental contribution	358.5	338.8
Video incremental contribution	188.7	173.3
Telephony incremental contribution	138.2	165.0
Total incremental contribution	$685.4	$677.1

(1) Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

* * * * *

The following table provides a reconciliation of incremental contribution to Income from Operations, which is the most directly comparable GAAP measure, for the years ended December 31, 2015 and December 31, 2014:

	December 31,
(in millions)	2015	2014

Income from operations	$204.9	$138.5

Revenue (excluding subscription revenue)	(130.1)	(130.3)
Other non-allocated operating expense (excluding depreciation and amortization) (1)	268.7	305.8
Selling, general and administrative (1)	110.6	135.8
Depreciation and amortization (1)	221.1	251.3
Management fee to related party (1)	1.9	1.7
	$677.1	$702.8

HSD incremental contribution	338.8	340.2
Video incremental contribution	173.3	165.8
Telephony incremental contribution	165.0	196.8
Total incremental contribution	$677.1	$702.8

(1) Operating expenses (other than third-party direct expenses excluding depreciation and amortization); Selling, general and administrative; depreciation and amortization; and management fees to related party are not allocated by product or location for either internal or external reporting.

Income Tax Benefit, page 67

2.                                      Staff’s comment:  The Staff acknowledged the Company’s response to prior Comment #7 and noted and requested that the Company expand its disclosure regarding income tax benefit on page 67.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly as follows:

The Company~~We~~ reported total income tax benefit (expense) of $23.9 million and ($1.5) million during the quarters ended March 31, 2017 and 2016, respectively. On January 12, 2017, the Company and Midcontinent Communications (“MidCo”) consummated the Asset Purchase Agreement under which MidCo acquired the Company’s Lawrence, Kansas system, for gross proceeds of approximately $213.0 million in cash, subject to certain normal and customary purchase price adjustments set forth in the agreement. As a result of the Lawrence sale, the Company has recorded an associated $11.3 million of income tax expense~~benefit~~. In addition, a deferred income tax benefit of $37.8 million was recognized as a result of~~in~~ the change in~~of~~ valuation allowance.  The change in~~of~~ valuation allowance was due primarily to the utilization of NOLs from the disposal of indefinite lived assets related to the Lawrence sale transaction.  The Company has also recorded $2.6 million of expense related to state taxes on current year operations and other de minimis items.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or Brian Hecht at (212) 446-4807.

Sincerely,

/s/ Joshua N. Korff, P.C.

Joshua N. Korff, P.C.

cc:                                Craig Martin
WideOpenWest, Inc.

Brian Hecht
Kirkland & Ellis LLP

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP